NO ACT

PE
1-31-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11006338

March 29, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-11

Re: Amazon.com, Inc.
Incoming letter dated January 31, 2011

Dear Mr. Crutcher:

This is in response to your letter dated January 31, 2011 concerning the shareholder proposal submitted to Amazon.com by Bryce Mathern. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Bruce T. Herbert, AIF
Chief Executive
Newground Social Investment
2206 Queen Anne Ave N.
Suite 402
Seattle, WA 98108

March 29, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Amazon.com, Inc.
Incoming letter dated January 31, 2011

The proposal relates to a report.

There appears to be some basis for your view that Amazon.com may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Amazon.com's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Amazon.com omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 03981-00124

January 31, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of Bryce A. Mathern
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials"), a shareholder proposal regarding the Company's political contributions (the "Proposal") and statements in support thereof submitted by Newground Social Investment, Inc. ("Newground") on behalf of Bryce A. Mathern (the "Proponent"). A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's timely request for that information.

BACKGROUND

Newground submitted the Proposal to the Company on the Proponent's behalf via a letter dated December 14, 2010. The Proponent's submission contained three procedural deficiencies: (i) it did not provide verification of the Proponent's ownership of the requisite number of Company shares; (ii) it did not include a statement of the Proponent's intention to hold such shares through the date of the 2011 Annual Meeting; and (iii) it did not include any documentation demonstrating that the Proponent had granted Newground authority to submit the Proposal on his behalf. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities.

Accordingly, in a letter dated December 23, 2010, which was sent to Newground (due to the absence of contact information for the Proponent) via overnight delivery within 14 days of the date the Company received the Proposal, we on behalf of the Company notified the Proponent of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). The Deficiency Notice, attached hereto as Exhibit B, informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent must submit a written statement of his intent to hold the requisite number of Company shares through the date of the Company's Annual Meeting under Rule 14a-8(b);
- that Newground must provide proof of the Proponent's authorization for Newground to submit the Proposal on his behalf; and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8. *See* Exhibit B. Records confirm delivery of the Deficiency Notice at 10:43 a.m. on December 24, 2010. *See* Exhibit C.

Newground responded to the Deficiency Notice via email on January 5, 2011 (the "Proponent's Response"). The Proponent's Response did not include the requisite proof of continuous stock ownership. *See* Exhibit D. As of the date of this letter, the Proponent has not provided proof of continuous stock ownership.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide Proof Of Continuous Stock Ownership.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which included the information listed above. *See* Exhibit B.

On numerous occasions the Staff has permitted the exclusion of a shareholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Time Warner*

Inc. (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002). Moreover, the Staff has concurred in the exclusion of a shareholder proposal based on a proponent's failure to provide *any* evidence of eligibility to submit the shareholder proposal. *See, e.g., General Motors Corp.* (avail. Feb. 19, 2008) (concurring with the exclusion of a proposal where the proponent failed to provide any response to a deficiency notice sent by the company).

As in *General Motors*, the Proponent has failed to provide any proof of ownership in response to the Deficiency Notice and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Michael Deal, the Company's Vice President and Associate General Counsel, at (206) 266-6360.

Sincerely,

Ronald O. Mueller

Enclosure(s)

cc: Michael Deal, Amazon.com, Inc.
Bruce T. Herbert, Newground Social Investment, Inc.
Bryce A. Mathern

Exhibit A

Newground
Social Investment
2206 Queen Anne Ave N, Suite 402
Seattle, Washington 98109
www.newground.net
(206) 522-1944

86324474 72A2

VIA OVERNIGHT DELIVERY
AND FACSIMILE TO: 206-266-7010

Tuesday, December 14, 2010

L. Michelle Wilson
Senior Vice President, General Counsel, Secretary
Amazon.com, Inc.
1200 – 12th Ave S, Suite 1200
Seattle, WA 98144

Re: Shareholder Proposal on Disclosure of Contributions

Dear Ms. Wilson:

Greetings, I look forward to making your acquaintance and to meeting the members of your team.

As you know, Newground Social Investment, Inc. ("Newground") is a registered investment advisor who, on behalf of its clients, monitors the financial and social implications of the policies and practices of companies in which we invest. In so doing, we seek to create higher levels of economic, social, and environmental wellbeing – to the benefit both investors and the companies they own.

Bryce A. Mathern, a Newground client, is the beneficial owner of 1,970 shares of Amazon.com common stock entitled to be voted at the next shareholder meeting (supporting documentation available upon request). These securities have been continuously held for at least one year, and it is both the client's and Newground's intention to continue to own shares in the Company through the date of the 2011 annual meeting of shareholders. In accordance with SEC rules, a representative of the filers will attend the shareholders meeting to move the resolution if required.

By this letter we wish to notify you that Newground, on behalf of its client, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8). We would appreciate your indicating in the proxy statement that "Newground Social Investment" and/or "Investor Voice" is a sponsor of this proposal.

We welcome discussion of our company's plans or intentions in this area, and believe meaningful steps in this arena would not only allow us to withdraw the proposal, they would enhance our company's financial value and strengthen our reputation in the marketplace.

Last year, the company did not respond to our request for dialogue on this issue. Following a nearly 25% vote at the 2010 annual meeting (using the SEC standard for vote-counting), we again invite representatives of our company to engage in discussion.

Ms. Wilson, we appreciate your attention to this matter and look forward to discussing the proposal. Please direct any communication to me at the address and phone number above, or via e-mail at team@newground.net.

With every good wish for an enjoyable and uplifting holiday season, I thank you for your consideration of this matter.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Securities and Exchange Commission (SEC)
Michael Deal, Vice President and Associate General Counsel, Amazon.com
Interfaith Center on Corporate Responsibility (ICCR)
Bryce A. Mathern

enc: Shareholder Proposal on Disclosure of Political Activity

AMAZON.COM
POLITICAL DISCLOSURE (2010-2011)

RESOLVED: The shareholders of Amazon.com ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

STOCKHOLDER SUPPORTING STATEMENT

As long-term shareholders of Amazon.com, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Hewlett-Packard, Aetna and American Electric Power that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Therefore, we urge your support for this critical governance reform.

~ ~ ~


Newground
Social Investment

2206 Queen Anne Ave N, Suite 402
Seattle, Washington 98109
www.newground.net
(206) 522-1944

IMPORTANT FAX FOR:

L. Michelle Wilson
Corporate Secretary
Amazon.com
Fax: 206-266-7010

From:

Bruce T. Herbert
Tel: 206-522-1944 (USA)
Fax: 678-506-6510
team@newground.net
www.newground.net

FAXED 12/14/10 4:52PM

Date: 12/14/2010 **4 page(s), including cover**

Memo:

Re: Shareholder Proposal on Vote-Counting

Dear Ms. Wilson:

Please find attached materials related to the filing of a shareholder proposal for inclusion in the proxy for the 2011 annual meeting.

All the best, . . . Bruce Herbert BTH

Investing with Integrity for a Sustainable Future℠

GIBSON DUNN

Exhibit B

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 03981-00098

December 23, 2010

VIA OVERNIGHT MAIL
Bruce T. Herbert
Newground Social Investment
2206 Queen Anne Ave. N, Suite 402
Seattle, WA 98109

Dear Mr. Herbert:

I am writing on behalf of our client, Amazon.com, Inc. (the "Company"), which received on December 14, 2010, a shareholder proposal submitted by Newground Social Investment, Inc. ("Newground") on behalf of Bryce A. Mathern for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to Mr. Mathern's attention.

1. Proof of Continuous Ownership

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Mr. Mathern is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Mathern has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Mathern must submit sufficient proof of his ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Mathern's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Mathern continuously held the requisite number of Company shares for at least one year; or

- if Mr. Mathern has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Mr. Mathern's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Mathern continuously held the requisite number of Company shares for the one-year period.

2. Authorization to Submit the Proposal

Your letter dated December 14, 2010 states that Newground is submitting the Proposal on behalf of Mr. Mathern. However, your letter did not include any documentation demonstrating that Mr. Mathern has granted Newground legal authority to submit the Proposal on Mr. Mathern's behalf. In order for the Proposal to be properly submitted by Mr. Mathern, you must provide a copy of Newground's authorization from Mr. Mathern to submit the Proposal as Mr. Mathern's qualified legal representative (instead of the Proposal having been submitted on Newground's own behalf).

3. Intent to Hold Shares

Under Rule 14a-8(b) of the Exchange Act, a shareholder must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. We note that this statement must come from Mr. Mathern as the shareholder. *See* SEC Staff Legal Bulletin No. 14, Question (C)(1)(d) (July 13, 2001). Your letter dated December 14, 2010 only provides such a statement from Newground. To remedy this defect, Mr. Mathern must submit a written statement that he intends to continue holding the requisite number of Company shares through the date of the Company's 2011 Annual Meeting of Shareholders.

* * *

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 1050 Connecticut Ave., N.W. Washington, D.C. 20036. Alternatively, you may send your response to me via facsimile at (202) 530-9569. If you have any questions with respect to the foregoing, please feel free to contact me at (202) 955-8671.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

cc: Michael Deal, Amazon.com, Inc.

Enclosure

ROM/gsf

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

GIBSON DUNN

Exhibit D

From: Bruce Herbert (team) [mailto:bh@newground.net]
Sent: Wednesday, January 05, 2011 3:40 PM
To: Michael Deal; Mueller, Ronald O.
Cc: Sarah Dods; NSI Team
Subject: AMZN.
Importance: High

Seattle Wednesday 1/5/2011

Dear Michael,

In response to Mr. Mueller's letter dated December 23, 2010 (received 12/24/10), attached please find two documents:

[1] A letter of intent to hold shares.

[2] Authorization for Newground.

I believe this completely fulfills the requests made in the 12/23/10 letter. We would appreciate your acknowledging receipt of these materials.

Now that the formalities are out of the way, we look forward to a substantive discussion of the issues presented in the proposal.

It should be remembered that at the most recent annual meeting nearly 36% of shareholders did not support management's position on this topic. So, if you would, please suggest some available times in the coming weeks when we can talk.

Happy New Year, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Newground Social Investment
(206) 522-1944
team@newground.net
www.newground.net

Friday, December 24, 2010

Bruce T. Herbert. AIF
Chief Executive
Newground Social Investment
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Re: Appointment of Newground / Investor Voice

To Whom It May Concern:

By this letter I hereby authorize and appoint Newground Social Investment and/or Investor Voice (and/or any of its agents), to represent me for the securities that I hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

Sincerely,

Bryce Mathern

*** FISMA & OMB Memorandum M-07-16 ***

Friday, December 24, 2010

Bruce T. Herbert, AIF
Chief Executive
Newground Social Investment
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Re: Intent to Hold Shares

To Whom It May Concern:

Being cognizant of the rules and requirements imposed by the Securities and Exchange Commission (SEC) in regard to the filing of shareholder proposals, I hereby give notice – in full compliance with SEC rules – of my intent to hold the requisite value of shares from the time of filing a proposal through the time of the next annual meeting of shareholders.

This Notice of Intent applies to any company in which I hold shares and have filed a shareholder proposal.

This Notice of Intent is intended to be forward-looking as well as retroactive.

Sincerely,

Bryce Mathern

*** FISMA & OMB Memorandum M-07-16 ***